Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

S.Y. Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-128809, 333-128808, 33-96740, 33-96742, and 333-30530) on Form S-8 and No. 33-96744 on Form S-3 of S.Y Bancorp, Inc. of our reports dated March 13, 2008, with respect to the consolidated balance sheets of S.Y. Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of S.Y. Bancorp, Inc.  Our report with respect to the consolidated financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, as of January 1, 2006.

Louisville, Kentucky

March 13, 2008